FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

This report on Form 6-K is hereby incorporated by reference, in its entirety, in Abbey National plc's registration statement on Form F-3 (File No. 333-13146).

Third quarter trading statement

London, 25 October 2005

This statement provides a summary of the business and financial trends for the three months to 30 September 2005. Unless otherwise stated, the trends refer to the Personal Financial Services ("PFS") businesses within the Abbey group, and are relative to an average of the first two quarters of 2005 (i.e. the first half 2005 run-rate).

The third quarter results of Santander are also released today, and Abbey's third quarter performance is included within their financial statements.

Highlights

Third quarter highlights include:

  PFS trading profit before tax well ahead of the first half run-rate, driven by revenue improvements and further cost reductions;

  an increase in provisions, but with underlying credit quality remaining strong;

  a 38% increase in gross mortgage lending and 26% increase in unsecured lending; and

  deposit inflows of £0.8 billion.

Comment

"We've continued to make good progress in the third quarter. We've done everything we said we would and, in some areas, a lot more. However, we still have a long way to go before we reach the sales and efficiency targets we set out at the time of the acquisition.

Today's update clearly shows we're on track, with revenues beginning to move in the right direction. We've made good progress in improving our sales productivity against the measures we set out at our results in February. Since then we've increased the number of people holding sales authorisations in the branches by over 20% and we're introducing more rigorous performance management across all channels. Our market share of new business in mortgages, savings and unsecured personal loans all improved in the third quarter.

We have great ambitions for the business. We will grow in our core mortgage and savings markets and attack in areas where we have significant opportunities such as current accounts, personal loans and small business banking.

We want Abbey to be the best retail bank on the high street. Our people have clear targets and are enthusiastic about our plans. We have a great brand name, competitive products and an experienced management team. Turning Abbey around will take three years but we have made an excellent start."

Francisco Gómez-Roldán, CEO Abbey

Strategic Update

Abbey's plans for the next 3 years are in place, and we have a clear vision to be the best retail bank in the UK, in terms of service and efficiency.

As we laid out earlier this year, our immediate priorities are to:

  improve sales productivity through 2005, with stronger revenue growth targeted from 2006 onwards;

  deliver efficiency improvements, with around £200 million of cost savings now expected in 2005, compared to the original target of £100 million; and

  continue to focus on risk management and compliance.

Over the next three years we will transform Abbey from its historical focus on mortgages and savings, to a full retail bank offering. Abbey will become a powerful competitor across the market, and we expect to be able to deliver strong revenue and profit growth over this period.

There are 2 components to Abbey's strategic plan:

  moving to a new operating model; and

  delivering revenue growth in both existing and new markets.

New operating model

The new model will significantly improve the efficiency of back-office and manufacturing operations, change the mix of front / back office staff and improve front-line sales capability.

In the short-term one of our priorities has been cost reduction activity, and at least 4,000 jobs will have been taken out of the business by the year-end. Abbey will continue to review headcount against the needs of the business and our future plans, with further job cuts expected, though not of the magnitude experienced in 2005. This is in line with Santander's model of continuous efficiency and improvements through leading edge technology. This will become business-as-usual across Abbey.

At the same time, we are improving our sales capability, and are targeting significant growth across all channels in 2006.

Our current level of sales productivity ranges from 15 - 35% below the average of our peers, and is significantly lower than the best in the market. We have introduced a basic focus on sales management across all channels - looking to increase and optimise capacity, and manage performance more rigorously.

In the medium-term, the implementation of Partenon will further lower the marginal cost of new business - reducing manufacturing and IT costs as a percentage of the total cost base, and allowing greater investment in customer facing activities.

Partenon will not only provide efficiency benefits, but will also improve the speed to market with new products, and provide better sales tools and processes, including a single view of our relationship with the customer. A detailed implementation plan is now in place for Partenon. There will be a phased rollout through 2006 and 2007 - with 2008 the first year in which a full benefit will be realised.

Revenue growth from new and existing markets

In Abbey's core markets of mortgage and savings, we are reversing the trends in revenues through more aggressive balance sheet growth in a more stable margin environment. In both mortgages and savings we are targeting new business levels above our current stock share from 2006 - to maintain and then grow our positions in these markets. In mortgages, plans to enter higher margin segments are in place with progress expected through 2006 and 2007. These segments are a large and growing part of the market that Abbey has not previously competed in.

The bank will grow aggressively in areas where it is under-represented such as current accounts, unsecured loans, investments and pensions. In addition, it will seek to develop opportunities in consumer finance and business banking. Abbey is a natural competitor to the big four clearing banks and it will attack in the areas where it is has significant opportunities to grow and take market share.

In some of these initiatives, Abbey can use the strength of Santander. As an example, in the consumer finance market Abbey entered into a joint venture in August to develop the motor finance business in the UK - drawing upon Santander's expertise and product range in this area.

Financial targets

Abbey is on track to meet the revenue and cost targets set at the time of acquisition:

  revenue synergies of £150 million by 2007; and

  cost synergies of £300 million by 2007, with cost savings accelerated in 2005 to around £200 million.

It is expected that the £300 million of cost savings will be achieved before the full impact of Partenon. Therefore, we expect further efficiency benefits in 2008, that will provide further scope for increased investment in front office operations.

In addition, Abbey has today announced further financial targets for 2006 - 2008:

  revenue growth of 5 - 10% per annum over the next 3 years;

  a cost: income ratio of around 45% by 2008; and

  a return on equity of c.18% by 2008.

These are ambitious, but realistic targets in a competitive and slowing market environment. The confidence in the targets reflects the strength of the Abbey franchise - and the potential to improve performance and move into new markets. This is underpinned by the implementation of Partenon, and ability to leverage the strength of the group.

Results

Abbey statutory profit before tax was broadly in line with the first half run-rate, with PFS trading profit before tax well ahead. On both basis' the third quarter result exceeded both those of the first and second quarters of 2005.

PFS trading income:

Net interest income for the third quarter was modestly higher than the comparative period. In the Retail Bank, asset growth, a favourable asset mix, and a stable Banking and Savings spread, has been the main driver of the growth. In addition, there has been a higher contribution from the unsecured personal lending business following stronger sales in the third quarter.

Non-interest income was broadly in line with the first half run-rate. Net fees and commissions in the Retail Bank were stronger, driven by higher mortgage, banking and unsecured personal loan fees. This has been largely offset by some seasonal weakness in Abbey Financial Markets.

In total, trading income was slightly higher than the comparative period, and consistent with our stated goal of stabilising revenues during 2005.

PFS expenses:

In the third quarter, trading expenses (excluding reorganisation expenses) were slightly below the first half run-rate, benefiting from continued cost reduction activities throughout the business.

We are ahead of expectations in terms of cost reduction, and have today raised the expected cost saving for 2005 from £150 million to around £200 million. The original target at time of acquisition was for £100 million of savings in the first year.

Reorganisation expenses were higher in the third quarter compared to the average of the first half.

PFS provisions:

Provisions for loan losses have increased relative to the first half run-rate. Mortgage credit quality remains strong, though the market conditions are becoming tougher, resulting in slightly higher provisions relative to the first half run-rate. Properties in possession have increased by 23% to 431 since June 2005, and 3 month plus arrears now represent 0.68% of the book compared to 0.66% in June, but still well below the industry average. The average LTV on new business was 60.7% compared to 60.6% in June 2005. The growth in provisions is partly the result of the increased consumer indebtedness and growth in the unsecured lending book (both Abbey-branded and cahoot). However, unsecured lending remains a small part of our lending portfolio - circa 3% of the total lending book.

Portfolio Business Unit:

The assets of the Portfolio Business Unit have been reduced by a further 3% to £3.2 billion, with the remainder largely comprising the Porterbrook train leasing business. Profit before tax for the third quarter was lower than the comparative period, largely due to one-off disposal gains not repeated.

Business flows

	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005	Qtr 3 2005
Gross mortgage lending (£ bn)	6.7	6.3	6.4	5.6	5.0	6.7	8.1
Capital repayments (£ bn)	4.6	5.2	6.0	6.1	5.6	6.0	6.6
Net mortgage lending (£ bn)	2.1	1.1	0.4	(0.5)	(0.6)	0.7	1.5
Stock (£ bn)	90.0	91.0	91.4	90.9	90.3	91.0	92.5

Market share - gross lending	9.9%	8.2%	8.0%	8.4%	8.8%	9.6%	10.0%
Market share - net lending	8.8%	3.8%	1.3%	(2.3)%	(3.5%)	3.0%	5.9%
Market share - stock	11.3%	11.0%	10.7%	10.4%	10.1%	9.9%	9.8%

Total net deposit flows (£ bn)	(1.0)	0.1	1.2	1.0	0.3	1.0	0.8

Bank account openings (000s)	95	89	101	93	95	96	101
Gross UPL lending (£ m)	677	431	456	575	504	467	614
Credit card openings (000s)	41	48	60	50	62	66	56

Investment sales - APE (£ m)	26	32	28	33	26	50	40

Protection sales - APE (£ m)	31	25	22	19	19	21	21

General Insurance sales (000s)	92	92	95	83	77	80	77

Main highlights include:

  mortgage gross lending in the third quarter totalled £8.1 billion, representing a 21% increase compared to the second quarter, and an estimated market share of 10.0%. Capital repayments at £6.6 billion remained high, though consistent with our expectations. This resulted in net mortgage lending of £1.5 billion, representing an estimated 5.9% market share;

  the savings performance has remained strong, with £0.8 billion of net deposit inflows in the quarter. Abbey branch based acquisition accounts continued to make a significant contribution;

  unsecured personal loan volumes were up 31% relative to the second quarter; and

  across the remaining product lines, volumes were stable.

Disclaimer

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. (Santander) (SAN.MC, STD.N). Santander is the 9th largest bank in the world by market capitalization and the largest in the Euro Zone. Founded in 1857, Santander has 63 million customers, 9,970 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through Abbey and Portugal, where it is the third largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

Banco Santander Central Hispano, S.A. obtained a secondary listing of its ordinary shares on the London Stock Exchange on 1 July 2005 and Abbey has its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Abbey and Banco Santander Central Hispano, S.A cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

The contents of this release are directed only at persons who: (i) have professional experience in matters relating to investments and fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (ii) are persons falling within Article 49 (2) of such order or to whom this release may otherwise be lawfully communicated. The contents of this presentation should not be relied upon by any other persons.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Contacts

Thomas Coops (Communications Director) 020 7756 5536

Israel Santos (Investor Relations) 020 7756 4181

Matthew Young (Media Relations) 020 7756 4232

For more information contact: investor@abbey.com

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 25 th October 2005	By: /s/ Shaun Coles
(Authorized Signatory)